April 10, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Mr. Michael Coco, Chief

Re:

Republic of Turkey

Registration Statement under Schedule B

Filed February 27, 2020

File No. 333-236683

Form 18-K for Fiscal Year Ended December 31, 2018

Filed September 26, 2019

Amended November 14, 2019 and February 13, 2020

File No. 033-37817

Dear Mr. Coco:

On behalf of the Republic of Turkey (the “Republic”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”), dated March 26, 2020, regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K for the fiscal year ended December 31, 2018, as amended (the “Form 18-K”) of the Republic.

The Republic’s (1) Registration Statement has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as part of an Amendment to the Republic’s Registration Statement (the “Amended Registration Statement”) and (2) Exhibit D to the Form 18-K has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as part of an Amendment to the Form 18-K (the “Amended Form 18-K”).

For ease of reference, the Staff’s comments are reproduced below in bold italics, followed by the Republic’s responses.

General

1.

To the extent possible, please update all statistics and information to provide the most recent data. Additionally, to the extent practicable, please include substantive explanatory discussions for material statistical variances in your economic data. We note, for example, the significant changes from 2018 to 2019 in your economic data in your Form 18-K.

Arnold & Porter Kaye Scholer LLP 250 West 55th Street | New York, NY 10019-9710 | www.arnoldporter.com

April 10, 2020

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the revised Recent Developments and Summary section on pages 4 through 31 of Exhibit D-3 to the Amended Form 18-K.

2.

Please update your disclosure or include a recent developments section, as necessary, to discuss the material economic, political and other effects of the coronavirus pandemic or the Republic’s response to it.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see pages 4 through 9 of Exhibit D-3 to the Amended Form 18-K.

Form 18-K

General

3.

We note reports of the recent increase in relative debt affecting your credit rating. Please include a discussion of any material risks related to any increase in debt that you may incur. We note also that you should discuss any material risks related to the steady depreciation of the Lira, your taxing and credit strategies, and your steady decrease in reserves.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 26 of Exhibit D-3 to the Amended Form 18-K.

Exhibit D

Description of the Republic

4.	Please include discussion of any material risks relate to recent earthquakes in eastern Turkey.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see pages 9 and 33 of Exhibit D-3 to the Amended Form 18-K.

International Lending

5.	Please revise the chart on page 79 to include the interest rates and maturity dates for each loan.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 97 of Exhibit D-3 to the Amended Form 18-K.

April 10, 2020

Banking System

6.	Please revise your disclosure on page 106 to include the total amount owed by each shareholder.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 122 of Exhibit D-3 to the Amended Form 18-K.

Amendment No. 2 to Form 18-K

Exhibit D-2

Foreign Policy and International Relations

7.	Please update this section throughout to include any material recent developments in relations with Russia, Syria, the United States, or related matters.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see pages 12 through 18 of Exhibit D-3 to the Amended Form 18-K.

The European Union and the United Kingdom

8.

Please include a discussion of any material effects on Turkey related to the United Kingdom’s decision to leave the European Union (EU) or the EU’s economic stability. Also, include a discussion of any material effects if certain events were to occur, such as further bailouts of EU countries or another credit crisis.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 12 of Exhibit D-3 to the Amended Form 18-K.

9.	Please revise your discussion to include any material findings of the European Commission’s 2019 report on Turkey.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 12 of Exhibit D-3 to the Amended Form 18-K.

* * * * *

Should you or any member of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, please contact the undersigned at (212) 836-8861 or Christopher.Peterson@arnoldporter.com.

April 10, 2020

Very truly yours,

/s/ Christopher P. Peterson

Christopher P. Peterson

Arnold & Porter Kaye Scholer LLP

cc:	Yavuz ALKAN, Ministry of Treasury and Finance, Republic of Turkey Eren YAVUZ, Ministry of Treasury and Finance, Republic of Turkey